Exhibit 99.1

Jaguar Animal Health Enters Binding Agreement of Terms to Merge with Napo Pharmaceuticals

Merger Will Provide an Important Revenue Stream to Jaguar from Mytesi™, an FDA Approved Anti-Diarrheal Launched October 2016 that Offers a First-in-Class, Novel Mechanism of Action

Jaguar to host investor call Thursday, February 9th at 9:00 a.m. ET

San Francisco, CA (February 8, 2017) - Jaguar Animal Health, Inc. (NASDAQ: JAGX) (“Jaguar”), an animal health company focused on developing and commercializing first-in-class gastrointestinal products for companion and production animals, foals, and high value horses, announced today that it has entered into a binding agreement of terms to merge with Napo Pharmaceuticals, Inc. (“Napo”). The transaction was approved by the unanimous vote of independent and disinterested members of each of Jaguar’s and Napo’s Board of Directors. Napo will operate as a wholly-owned subsidiary of Jaguar, focused on human health.

The binding financial terms of the merger include a 3-to-1 Napo-to-Jaguar value ratio to calculate the relative ownership of the combined entity. As of January 31, 2017, Napo owned approximately 19% of Jaguar’s outstanding shares of common stock.

“The board members of both Jaguar and Napo believe this is an opportune time to combine the two companies and that this binding agreement is in the best interests of both Jaguar and Napo as well as their respective equity holders. Upon the consummation of the merger, Jaguar and Napo together are poised to realize a number of synergistic, value-adding benefits—most importantly a prescription product revenue stream—and an expanded pipeline of important follow-on indications for Mytesi™ upon which to forge global partnerships,” stated Lisa Conte, Jaguar’s president and CEO and Napo’s interim CEO. “We are confident that this merger will enable both companies, through a joint management team, to access efficiencies and enhance potential value creation.”

The merger of the two companies will provide Jaguar with an important prescription revenue stream from sales of Mytesi™, a prescription product formerly known as Fulyzaq. Mytesi™ is a human drug approved by the U.S. FDA for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Napo launched Mytesi™ in October 2016. Napo and Jaguar estimate the potential U.S. market for Mytesi™ to be approximately $100 million in gross annual sales. Napo is deploying a direct sales effort in the field to promote Mytesi™ to HIV prescribers in the second quarter of 2017, with both live representatives and telesales. As a result, Napo and Jaguar forecast that Mytesi™ will generate approximately $7.0 million in net sales in 2017, with the greatest impact on prescription growth coincident with the deployment of the sales force and a sampling program.

The active pharmaceutical ingredient (API) in Mytesi™ is crofelemer. Napo holds global unencumbered rights to key indications for Mytesi™, and is seeking geographical collaborations to develop and commercialize Mytesi™ worldwide. Napo is continuing development of Mytesi™ for other antidiarrheal indications, with investigational studies completed in irritable bowel syndrome, cholera, traveler’s diarrhea, and in pediatric patients, and two planned investigator-initiated trials of the product in breast cancer patients suffering from chemotherapy-induced diarrhea (CID).

Crofelemer is also the API in Canalevia™, Jaguar’s lead prescription drug product candidate for companion animals, which is being evaluated for treatment of acute diarrhea and CID in dogs and is the subject of a recently forged collaboration with Elanco US Inc. Diarrhea is one of the most common reasons for veterinary office visits for dogs, and according to the American Veterinary Medical Association, there were approximately 70 million dogs in the U.S. in 2012. Jaguar and Elanco US Inc. will collaborate on the global development of Canalevia™ for treatment of acute diarrhea in dogs and the product’s co-promotion and commercialization in the U.S. Because Mytesi™ and Canalevia™ share the same formulation, risks related to the CMC (Chemistry, Manufacturing, and Controls) sections of Jaguar’s New Animal Drug Applications for Canalevia™ for the acute diarrhea and CID indications and commercial supply chain readiness are mitigated.

Napo focuses on development and commercialization of human products from plants used traditionally in rainforest areas. Napo’s proprietary, patented gastrointestinal compound, crofelemer, is a first-in-class anti-secretory agent sustainably harvested from the rainforest.

“The merger will allow the combined entity to benefit from the economies of scale of combined manufacturing for various human and animal indications,” Conte commented. “The merger will also permit Napo and Jaguar to leverage the highly complementary skill sets of their respective employees, several of whom have worked on the development of crofelemer for over 20 years, and the common value of clinical efforts in similar diseases in both humans and various animals. The product candidates in the pipelines of both companies target a mechanism of action highly conserved across all mammals, and benefit from the chronic safety profile that supports Mytesi™. Additionally, both commercial teams can leverage the educational messaging and promotion that resonates with healthcare professionals.”

Jaguar and Napo have entered into a binding agreement of terms containing financial terms of the merger and customary conditions to closing, which include but are not limited to completion of due diligence, receipt of a fairness opinion, and stockholder and other approvals. Additionally, the financial terms of the merger and conditions to closing include provisions that (i) Napo’s secured convertible debt shall not exceed $10.0 million and its unsecured debt shall not exceed $3.0 million, and (ii) a third party will invest $3.0 million in Jaguar for approximately four million shares of newly issued common stock of Jaguar with the investment proceeds loaned to Napo immediately prior to consummation of the merger. Jaguar and Napo believe these debt and investment conditions will provide the combined entity with a stronger capital structure. The binding agreement of terms is attached as an exhibit to the Current Report on Form 8-K filed today by Jaguar with the Securities and Exchange Commission (the “SEC”).

Jaguar has retained Stifel Nicolaus & Company, Incorporated to act as financial advisor in connection with the proposed merger and to provide an opinion to the Jaguar Board of Directors as to the fairness, from a financial point of view, to Jaguar of the consideration to be paid by Jaguar to the holders of common stock of Napo, certain debt holders and certain trade creditors in connection with the merger. Jaguar and Napo expect to enter into a definitive merger agreement within 20 days. Jaguar expects to file a registration statement related to the merger with the SEC in the first quarter of 2017.

Conference Call

The Jaguar Animal Health management team will host a call on Thursday, February 9, 2017 at 9:00 a.m. Eastern Time to discuss the merger. Investors interested in listening to the live call should dial 1-877-397-0292 (Toll Free), 1-719-325-4748 (International). Please ask the operator to join you into the call or provide the conference ID number: 5454426. A live webcast of the conference call will be available online which can be accessed on the investor relations section of the Jaguar website (click here). Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the webcast will be available on the investor relations section of the Company’s website (click here) for 90 days following the call. Also, a dial-in replay of the call will be available through February 16, 2017, at +1-844-512-2921 (U.S. Toll Free) or 1-412-317-6671 (International). Participants must use the following code to access the dial-in replay of the call: 5454426.

About Crofelemer

Napo’s proprietary, patented gastrointestinal compound, crofelemer, is a first-in-class anti-secretory agent isolated and purified from Croton lechleri, a medicinal plant sustainably harvested under fair-trade working conditions in several South American countries. Crofelemer (trade name Mytesi™) was approved in 2012 and is indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy. Crofelemer is in various stages of clinical development by Napo for the following indications:

•                  Crofelemer for diarrhea predominant irritable bowel syndrome (IBS-D), Phase 2,

•                  Crofelemer for acute infectious diarrhea, including cholera, Phase 2,

•                  Crofelemer for pediatric diarrhea, Phase 1, and

•                  Crofelemer for chemotherapy-induced diarrhea, Phase 2.

About Mytesi™

Mytesi™ (crofelemer 125mg delayed-release tablets) is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy (ART). Mytesi™ is not indicated for the treatment of infectious diarrhea. Rule out infectious etiologies of diarrhea before starting Mytesi™. If infectious etiologies are not considered, there is a risk that patients with infectious etiologies will not receive the appropriate therapy and their disease may worsen. In clinical studies, the most common adverse reactions occurring at a rate greater than placebo were upper respiratory tract infection (5.7%), bronchitis (3.9%), cough (3.5%), flatulence (3.1%), and increased bilirubin (3.1%). Please see complete Prescribing Information available at Mytesi.com

About Napo Pharmaceuticals, Inc.

San Francisco-based Napo Pharmaceuticals, Inc. focuses on the development and commercialization of proprietary pharmaceuticals for the global marketplace in collaboration with local partners.

For more information, please visit www.napopharma.com.

About Jaguar Animal Health, Inc.

Jaguar Animal Health, Inc. is an animal health company focused on developing and commercializing first-in-class gastrointestinal products for companion and production animals, foals, and high value horses. Canalevia™ is Jaguar’s lead prescription drug product candidate, intended for the treatment of various forms of diarrhea in dogs. Equilevia™ (formerly referred to as SB-300) is Jaguar’s prescription drug product candidate for the treatment of gastrointestinal ulcers in horses. Canalevia™ and Equilevia™ contain ingredients isolated and purified from the Croton lechleri tree, which is sustainably harvested. Neonorm™ Calf and Neonorm™ Foal are the Company’s lead non-prescription products. Neonorm™ is a standardized botanical extract derived from the Croton lechleri tree. Canalevia™ and Neonorm™ are distinct products that act at the same last step in a physiological pathway generally present in mammals. Jaguar has nine active investigational new animal drug applications, or INADs, filed with the FDA and intends to develop species-specific formulations of Neonorm™ in six additional target species, formulations of Equilevia™ in horses, and Canalevia™ for cats and dogs.

For more information, please visit www.jaguaranimalhealth.com.

Important Additional Information will be filed with the SEC

This press release may be deemed solicitation material regarding the intended merger between Jaguar and Napo. Jaguar currently intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy solicitation. Jaguar also plans to file other relevant materials with the SEC. Stockholders of Jaguar and Napo are urged to read the proxy solicitation/prospectus contained in the Registration Statement when it becomes available and any other relevant materials filed with the SEC because these materials will contain important information about the potential merger. Once available, these materials will be made available to the stockholders of Jaguar and Napo at no expense to them. The Registration Statement, proxy statement/prospectus and other relevant materials, including any documents incorporated by reference therein, once available, may be obtained free of charge at the SEC’s website at www.sec.gov or from Jaguar at www.jaguaranimalhealth.com or by emailing grussell@kcsa.com.

Jaguar and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the potential merger. Information about the executive officers and directors of Jaguar is set forth in Jaguar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 as filed with the SEC on March 29, 2016 and Definitive Proxy Statement for the 2016 Annual Meeting of Stockholders of Jaguar filed with the SEC on April 29, 2016.

Notice as to Unregistered Securities

In connection with the intended merger, shares of common stock and other securities of Jaguar have been and will be offered to accredited institutional and individual investors pursuant to one or more exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”). These securities have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of section 27A of the Securities Act and section 21E of the Securities Exchange Act of 1934, as amended. These include statements regarding Jaguar’s intention to merge with Napo, the receipt by Jaguar of revenue from Mytesi™, the estimated potential annual sales market for Mytesi™, the 2017 net sales forecast for Mytesi™, the combined company’s ability to benefit from economies of scale, access efficiencies, and enhance potential value creation, the expectation that definitive merger agreement will be entered into and the merger conditions to closing will be satisfied  including the receipt by Jaguar of a $3.0 million third party investment, the belief that the combined entity will have a stronger capital structure, Jaguar’s plan to develop formulations of Equilevia™ in horses and species-specific formulations of Neonorm™ in additional target species, and Jaguar’s plan to develop formulations of Canalevia™ for cats and dogs. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “forecast,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this release are only predictions. Jaguar has based these forward-looking statements largely on its current expectations and projections about future events. These forward-looking statements speak only as of the date of this release and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond Jaguar’s control. Except as required by applicable law, Jaguar does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

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Source: Jaguar Animal Health, Inc.

Contact:

Garth Russell

KCSA Strategic Communications

P: 212-896-1250

grussell@kcsa.com

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